FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

4Front Ventures Corp.
5060 North 40th Street, Suite 120
Phoenix, Arizona
85018

Item 2 - Date of Material Change:

July 31, 2019

Item 3 – News Release:

News release was disseminated via CNW on July 31, 2019. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

Item 4 – Summary of Material Change:

On July 31, 2019, Cannex Capital Holdings Inc. (“Cannex”) and 4Front Holdings LLC (“4Front”) announced the closing of their business combination and the creation of 4Front Ventures Corp. (“4Front Ventures” or the “resulting issuer”).

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

On July 31, 2019, Cannex and 4Front announced the closing of their business combination and the creation of 4Front Ventures which now indirectly owns and operates the assets of Cannex and 4Front. The Class A subordinate voting shares of 4Front Venture (“Subordinate Voting Shares”) will trade on the Canadian Securities Exchange (“CSE”) under the new ticker “FFNT,” beginning on Tues., Aug. 6, 2019. Mr. Josh Rosen, cofounder and CEO of 4Front, will serve as CEO of 4Front Ventures.

The business combination combines Cannex’s large-scale cultivation and manufacturing capabilities, as demonstrated by its portfolio of successful product brands, with 4Front’s existing strategic asset base and its long-standing retail, regulatory, and growth capabilities.

Board of the Resulting Issuer

The board of directors of the resulting issuer is comprised of five directors: Mr. Rosen; Leonid Gontmakher; Anthony Dutton; David Daily, founder and CEO of Gravitron LLC; and Eric Rey, founder and former CEO of Arcadia Biosciences Inc. Biographies of all directors and officers of the resulting issuer can be found online or in the listing statement of 4Front Ventures, which is available on www.thecse.com.

Strategic Asset Base

The strategic asset base of 4Front Ventures includes the following:

•	Brightleaf (Production)

o

First Generation: Tumwater, Wash. - Construction complete in 2014. 72,000 sq. ft. cultivation facility with 2018 yields reported at >350 grams per canopy square foot by NWCS. An additional 56,500 sq. ft. of processing space that manufactures more than 100,000 cartridges, 200,000 edible packs, and 200,000 prerolls per quarter by NWCS

o	Second Generation: Elma, Wash. — Construction complete in 2016. 60,000 sq. ft. cultivation facility with 2018 yields reported at >400 grams per canopy square foot by its operating partner

o	Third Generation:

•	Georgetown, Mass. — 67,000 sq. ft. facility that includes cultivation and manufacturing

•	Worcester, Mass. — 21,700 sq. ft. facility that includes cultivation and manufacturing

•	Elk Grove Village, Ill. — 94,000 sq. ft. building that includes cultivation and manufacturing

•	Commerce City, Calif. —190,000 sq. ft. manufacturing facility under development

•	Mission (Retail)

o	Massachusetts — Three dispensaries licensed for medical operations, with adult use expansions pending; additional Mission stores in the works through brand licensing agreements

o	Illinois — One dispensary with additional location in the queue after passage of adult-use bill

o	Pennsylvania — One dispensary operating, with two additional locations licensed and under development

o	Maryland — Three dispensaries operating under licensing agreements; one dispensary to open pending regulatory inspection

o	Arkansas – One dispensary operating, with two additional locations licensed and under development

o	Arizona — One dispensary

o	Michigan — One dispensary

•	Pure Ratios

o	Proprietary formulations created by longtime practitioners of Eastern medicine

Additional Details on the Business Combination

The business combination was completed by way of a plan of arrangement agreement under the Business Corporations Act (British Columbia) pursuant to the terms of the business combination agreement among 4Front, Cannex, 4Front Corp. and 1196260 B.C. Ltd. dated March 1, 2019, as amended (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement, the former owners of 4Front exchanged, through a series of transactions, their respective interests in 4Front in exchange for a total of 340.4 million shares in 4Front Ventures when calculated as if all share classes were converted to Subordinate Voting Shares. Upon the closing of the transactions contemplated by the Arrangement Agreement, the resulting issuer has a basic total of 530.9 million shares, when calculated as if all share classes were converted to Subordinate Voting Shares, and a fully diluted total of 635.4 million shares when calculated on the same basis. For further details regarding 4Front Venture’s share structure, the rights of the various share classes and the Arrangement Agreement, please see the resulting issuer’s listing statement, available at www.thecse.com. In addition, see Cannex’s information circular dated March 19, 2019, as filed under Cannex’s SEDAR profile (www.sedar.com) on March 27, 2019.

Additionally, the holders of Class C multiple voting shares of 4Front Ventures (as described in the listing statement and information circular referred to above), which, in aggregate, hold greater than 60% of voting control of the resulting issuer, have executed a Coattail Agreement with the resulting issuer and Alliance Trust Company, the transfer agent of 4Front Ventures which provides certain additional rights to Subordinate Voting Shares. Primary among these rights is the ability to “tag along” if required by the terms and conditions of the Coattail Agreement if there is a bid made for solely Multiple Voting Shares. Further details are available under 4Front Ventures’ SEDAR profile (www.sedar.com).

About Cannex Capital Holdings Inc.

Cannex has operational expertise in premium indoor cannabis cultivation, extraction, manufacturing, and branding of cannabis edible and derivative products. Through its wholly-owned subsidiaries, Cannex leverages this operational expertise to provide a wide range of services to operating cannabis companies, including real estate, management, financial, branding and IP licensing. Cannex subsidiary, Pure Ratios, is a wellness company focused on formulating products which combine cannabinoids with traditional and holistic ingredients. Cannex also owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth.

About 4Front Holdings LLC

4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities, experienced and aligned leadership, a strategic asset base, and a commitment to being a magnet for talent. From plant genetics to the cannabis retail experience, 4Front’s team can apply expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Joshua Rosen, CEO
Phone: (602) 633-3992

Item 9 – Date of Report:

August 9, 2019